UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K and the third and sixth paragraphs of the press release attached hereto are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File No. 333-238731 and 333-292640), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 9, 2026, Allergan Industrie SAS, an AbbVie company, notified CollPlant Biotechnologies Ltd. (the “Company”) that it was exercising its right to terminate the development agreement, previously entered into in February 2021, upon 60 days’ advance notice. During the prior five years, AbbVie was developing a dermal and soft tissue filler product for commercialization in the medical aesthetics market, using the Company’s rhCollagen technology. Termination of the agreement will take effect on June 8, 2026.

On April 13, 2026, the Company issued a press release entitled “CollPlant Issues Letter to Shareholders.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Press Release, dated April 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: April 13, 2026	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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